CLIFFORD CHANCE US LLP TWO MANHATTAN WEST 375 9TH AVENUE NEW YORK, NY 10001 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

October 3, 2025
VIA EDGAR
Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
Office of Crypto Assets
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	VanEck Avalanche ETF
Amendment No. 1 to Registration Statement on Form S-1
Filed March 14, 2025
File No. 333-285831
Responses to Staff comments made by letter dated April 10, 2025
Dear Mr. Gessert and Ms. Berkheimer:
On behalf of our client, VanEck Avalanche ETF (the “Trust”), set forth below are the Trust’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 10, 2025 (the “Comment Letter”) in connection with the Trust’s Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the Commission on March 14, 2025. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments.
The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. All page references in the responses below are to the pages of the Amended Registration Statement, unless otherwise specified. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement.
Registration Statement on Form S-1
General
1.To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
The Trust supplementally advises the Staff that a fact sheet will be provided with a subsequent amendment to the Registration Statement.

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
October 3, 2025

2.Please tell us the status of the exchange’s plans to submit an application under Rule 19b-4, and revise your disclosure throughout the prospectus as appropriate. Please be advised that we may have additional comments once the Rule 19b-4 application is filed.
The Trust supplementally advises the Staff that the Shares are expected to be listed and traded on The Nasdaq Stock Market LLC (the “Exchange”), pursuant to its existing generic listing standards. As a result, the Exchange does not plan to submit a separate application under Rule 19b-4. Additionally, the Trust has revised the disclosure on the inside cover page and page 1 of the Prospectus accordingly.
3.We note you include inconsistent disclosure throughout regarding the Trust’s staking plans. For example purposes only, on pages 2 and 77 you disclose that the Trust “will employ its AVAX in Staking Activities,” on the Cover Page and page 1 you disclose that the “Sponsor may, from time to time, stake a portion of the Trust’s assets,” and on page 3 you disclose that “[t]he Trust will not employ its AVAX in Staking Activities and accordingly will not earn any form of staking rewards or income of any kind, from Staking Activities.” Please consistently disclose whether and to what extent the Trust has plans to stake its AVAX.
In response to the Staff’s comment, the Trust has revised the disclosure on pages 2, 5, 6, 10, 101, 102, 103 and 123 of the Prospectus to clarify the Trust’s staking plans and the extent of such plans.
4.We note that you provide various facts and figures as of December 31, 2023. For example purposes only, please refer to the information provided on pages 13, 28, 34, 70 and 71. Please revise your disclosure throughout to update.
In response to the Staff’s comment, the Trust has revised the disclosure on pages 26, 39, 45, 99 and 105 of the Prospectus to provide updated facts and figures.
Prospectus Summary
AVAX and the Avalanche Network
The AVAX Token, page 3
5.Please expand your disclosure here and under the “Creation of New AVAX” heading on page 73 to provide a materially complete description of the initial creation of AVAX, as well as current trends in the availability, circulating supply, staked supply, and the price of AVAX. Please also discuss the market cap of AVAX relative to other crypto assets.
In response to the Staff’s comment, the Trust has revised the disclosure on page 100 of the Prospectus accordingly.
The MarketVector AVAX Benchmark Rate, page 4

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
October 3, 2025

6.We note your disclosure that the Trust will value its Shares daily based on the reported MarketVectorTM Avalanche Benchmark Rate. As we are unable to locate an index with this name, please direct us to publicly available information about this index or please revise to correct the name of the index as applicable.
The Trust supplementally advises the Staff that publicly available information about the MarketVector™ Avalanche Benchmark Rate can be found at https://www.marketvector.com/indexes/digital-assets/marketvector-avalanche-benchmark-rate.
7.We note your disclosure throughout and under this heading that the Index’s underlying trading platforms are sourced from the “industry leading CCData Centralized Exchange Benchmark review report.” As we are unable to locate this report, please direct us to publicly available information on this report or please revise to correct the name of the report as applicable.
The Trust supplementally advises the Staff that publicly available information about the CCData Centralized Exchange Benchmark review report can be found at https://www.ccdata.io/research/exchange-benchmark-rankings.
Custody of the Trust’s Assets
The Additional AVAX Account, page 8
8.Please provide disclosure describing the Additional AVAX Account, its purpose, and function. Additionally, disclose whether the AVAX Custodian will also be the custodian for the Additional AVAX Account. If there will be an Additional AVAX Custodian, identify the entity and describe their responsibilities. In this regard we note your disclosure throughout the Risk Factors and Glossary of Defined Terms sections of your Prospectus.
In response to the Staff’s comment, the Trust has revised the disclosure on page 12 of the Prospectus to provide disclosure describing the Additional AVAX Account, its purpose, and function and on page 10 of the Prospectus to disclose the Additional AVAX Custodian and its responsibilities.
Risk Factors
Risks Associated with AVAX And The Avalanche Network
The Value Of The Shares Depends On The Development And Acceptance Of The Avalanche Network..., page 14
9.We note your disclosure in the third bullet on page 15 that bugs, defects and flaws in the source code have “disrupted normal Avalanche network, Avalanche Client, or DApp and smart contract operations or disabled related functionality for users, exposed users’ personal information and/or resulted in the theft of users’ digital assets.” Please expand to describe all such material events or provide an illustrative example if no such events were material.

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
October 3, 2025

In response to the Staff’s comment, the Trust has revised the disclosure on pages 25 and 99 of the Prospectus to disclose the issues that disrupted block ingestion and block finalization on the Avalanche Network on each of February 1, 2024 and February 23, 2024, respectively.
The Avalanche Blockchain Could Be Vulnerable To Attacks on Transaction Finality and Consensus Processes..., page 20
10.We note your disclosure on page 72 under “Forms of Attack Against the Avalanche Network.” Please expand to disclose the denial of service attack that disrupted the Avalanche Network on September 14, 2021.
The Trust supplementally advises the Staff that no denial of service attack disrupted the Avalanche Network on September 14, 2021. In response to the Staff’s comment, the Trust has revised the disclosure on page 98 of the Prospectus to remove the reference to a denial of service attack on the Avalanche Network on September 14, 2021.
Regulatory Risk
Digital Asset Markets In The United States Exist In A State Of Regulatory Uncertainty..., page 49
11.Please update your risk factor discussion to include recent legislative and regulatory developments. Please make corresponding revisions to your disclosure under “Regulation of Avalanche and Government Oversight” beginning on page 74.
In response to the Staff’s comment, the Trust has revised the disclosure on page 73 of the Prospectus to include recent legislative and regulatory developments.
A Determination That AVAX Or Any Other Digital Asset Is A “Security” May Adversely Affect The Value Of AVAX..., page 51
12.We note your statements in this risk factor and on page 54 related to whether AVAX “is determined to be a security” for purposes of the federal securities laws. Please revise these statements to add after the phrase “determined to be” the phrase “offered and sold as.” Also, please make corresponding revisions throughout this risk factor and elsewhere in your Prospectus as appropriate. In addition, please update your disclosure in this risk factor where applicable.
In response to the Staff’s comment, the Trust has revised the disclosure on pages 76 and 77 of the Prospectus to add the phrase “offered and sold as” after the phrase “determined to be”.
13.We note your statement that “for so long as the Sponsor believes there to be good faith grounds to conclude that the Trust’s AVAX is not a security...” Please revise to disclose your internal policies and procedures for analyzing whether AVAX is offered and sold as a “security” within the meaning of Section 2(a)(1) of the Securities Act and disclose the risks of such internal policies and procedures, including that such policies and

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
October 3, 2025

procedures are risk-based judgments made by the Sponsor and not a legal standard or determination binding on any regulatory body or court.
In response to the Staff’s comment, the Trust has revised the disclosure on page 77 of the Prospectus to disclose the Trust’s internal policies and procedures for analyzing whether AVAX is offered and sold as a “security” within the meaning of Section 2(a)(1) of the Securities Act and to disclose the risks of such internal policies and procedures, including that such policies and procedures are risk-based judgments made by the Sponsor and not a legal standard or determination binding on any regulatory body or court.
AVAX, AVAX Market, AVAX Exchanges and Regulation of AVAX
Creation of New AVAX
Proof-of-Stake Process, page 73
14.Please expand your disclosure to identify the specific proof-of-stake consensus mechanism that Avalanche employs and describe the process.
In response to the Staff’s comment, the Trust has revised the disclosure on page 104 of the Prospectus to identify the specific proof-of-stake consensus mechanism that Avalanche employs and to describe the process.
The Trust’s Service Providers, page 92
15.Once you have entered into material agreements with the Trust’s service providers, please revise to disclose the material terms of each of these agreements, including the term of each agreement and the termination provisions of each agreement.
In response to the Staff’s comment, the Trust has revised the disclosure on pages 122 through 133 of the Prospectus to disclose the material terms of each of the material agreements with the Trust’s service providers as of the date hereof, including the term of each agreement and the termination provisions of each agreement. If the Trust enters material agreements in the future, it will disclose the material terms thereof, including the term of each such agreement and the termination provisions.
United States Federal Income Tax Consequences Taxation of the Trust, page 123
16.We note the statement here that “the remainder of this discussion assumes that the Trust is classified as a grantor trust for U.S. federal income tax purposes.” Elsewhere in the document the tax classification of the trust is blank. Please tell us, and revise your disclosure for consistency, whether you intend for the trust to be classified as a grantor trust for U.S. federal income tax purposes.
In response to the Staff’s comment, the Trust has revised the disclosure on page 167 and elsewhere in the Prospectus where the tax classification of the Trust was previously blank to clarify that the Trust intends to be classified as a grantor trust for U.S. federal income tax purposes.

Mr. David Gessert, Esq.
Ms. Sandra Hunter Berkheimer, Esq.
United States Securities and Exchange Commission
October 3, 2025

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Very truly yours,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Jan F. van Eck, VanEck Digital Assets, LLC
Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP
Tae Ho Cho, Clifford Chance US LLP